Chambre Malone
Craig Slivka
Securities and Exchange Commission

ESP Resources, Inc.
1255 Lions Club Road
Scott, LA 70583

December 21, 2010

United States Securities and Exchange Commission
Attn: Ms. Chambre Malone, Staff Attorney and Mr. Craig Slivka, Special Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:        ESP Resources, Inc.
Registration Statement on Form S- 1
Filed December 21, 2010
File No. 333-170803

Dear Ms. Malone and Mr. Slivka:

Pursuant to Rule 460 and 461 of Regulation C, ESP Resources, Inc. (the “Company”), hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-1 to Wednesday, December 22, 2010 at 5:30 Eastern time, or as soon as practicable thereafter.

No broker-dealer is participating in the offering, so the offering terms and arrangements were not submitted to the National Association of Securities Dealers, Inc., for its review and approval in the absence of a requirement to do so.  With respect to dissemination of information contemplated by Rules 460 and 461, offers will be made directly by the Company by delivering to each prospective investor a copy of the final prospectus.

ESP Resources, Inc. acknowledges that:

●           should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801)303-5730 with any questions or concerns.

Sincerely,

ESP Resources, Inc.

By:	/s/ David Dugas
David Dugas
Chief Executive Officer, Chief Financial Officer and Director